MAIL STOP
									June 9, 2006
Philip O. Nolan
President and Chief Executive Officer
Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, VA 22201

RE:	Stanley, Inc.
	Registration Statement on Form S-1
	File No. 333-134053
	Filed: May 12, 2006

Dear Mr. Nolan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide all information required except that allowed to be excluded by Rule 430A of the Securities Act of 1933. This information impacts disclosure throughout your filing and will require time to review. Note that we may have additional comments on your filing once you provide the information.

2. Please supplementally provide the staff with any pictures or graphics you intend to use for the prospectus. We may have comments.

3. Prior to the effectiveness of your registration statement, please provide us with a copy of the letter or call from the NASD indicating that the NASD has no objection to the underwriting compensation described in the filing.

4. We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible in order to give the staff adequate time to review them. Note that we may have comments after we review these materials.

5. Please update your financial statements to comply with Rule 3-
12
of Regulation S-X.

6. We may have further comment once items that are currently blank, such as portions of summary financial data and pro forma financial data, and the capitalization and dilution tables, are completed.

7. Please provide the information required by Item 505 of Regulation
S-K regarding the determination of your offering price.

Prospectus Cover Page

8. Please delete the term "Sole Book-Runner."

9. Please include a price range as soon as practicable and allow us adequate time to review the filing with the price range before requesting effectiveness. Also, please indicate the number of shares offered and other information left blank in your prospectus. Please refer to Instruction 1 to Item 501(b)(3) of Regulation S-K. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation
C.

Summary, page 1

10. Ensure that the information you include in your summary and elsewhere is balanced. To the extent that you continue to cite competitive strengths, please review each one and revise as necessary to provide balancing information.

Risk Factors, page

11. Please avoid language in risk factors like "adversely affect," or
"material adverse effect." Instead, please state what the specific impact will be on your financial condition or results of operations.

12. The first two risk factors in this section as well as the risk factor entitled "Changes in the spending policies or budget..." on page 17 appear to be redundant. Please consider revising to further distinguish, consolidate or delete one or more of these factors.

13. The risk factor "We may not realize the full value of our backlog" states a fact only and should be revised to briefly reflect the risks resulting from this fact.

14. Please consider adding a risk factor that discloses risks related to your indebtedness.

15. The following risk factors appear to be generic and applicable to any company, industry or offering. Please provide more specificity as to the potential impact such events would have on your operations or remove the risk factors. See:
* Our quarterly operating results may fluctuate significantly as a result of factors outside of our control...,page 14
* If our stock price fluctuates after this offering, you could lose a significant part of your investment, page 21

16. Please do not include risks that are not currently material,
or
clarify why risks are currently material.  For example, see the risk
factors titled:
* We may be harmed by intellectual property infringement claims, page
15
* Our employees may engage in misconduct or other improper activities, which could harm our business, page 16

Unfavorable government audit results could subject us to a variety of penalties and sanctions. . . , page 13

17. Please disclose the results of the prior audits.

The requirements associated with being a public company will require significant company resources and management attention, page 22

18. Please reconcile the apparent discrepancy between the thrust of this risk factor, which is that you expect to incur significant expenses as a result of becoming a public company, with your statement that you cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements.

Industry and Market Data; page 24

19. You are responsible for the accuracy of all of the disclosure in the prospectus. Therefore, please remove the implication in the second sentence of this section that some of the information in the prospectus may not be accurate or reliable. If specific information is based on your belief, we will not object to a statement to that effect where the information appears.

20. You cite INPUT as the source of some of the information in this prospectus. Please tell us supplementally whether INPUT`s information was prepared for you or for use in this prospectus, or whether it is widely and publicly available. Tell us whether INPUT consented to your use of its information in this prospectus. We may have additional comments upon review of your response.



Use of Proceeds, page 25

21. Please disclose weighted average interest rate on the indebtedness you will repay from proceeds Please refer to Instruction
4 to Item 504 of Regulation S-K.

Dilution, page 29

22. We note the disclosure in the first sentence of the last paragraph. Please be advised that your comparative table should include the shares subject to outstanding stock options held by officers, directors, and affiliated persons, as it should also include shares these persons have the right to acquire. See Item 506 of Regulation S-K.  Please revise accordingly.

Unaudited Pro Forma Financial Data, page 30

23. You indicate that the Morgan purchase price allocation is preliminary. Please disclose the steps that still need to occur for the purchase price allocation to be finalized, the potential changes that may occur as a result of its finalization and the timeframe in which you expect its finalization. In doing so, please also disclose which assets and liabilities you are still in the process of determining the fair value of. If preacquisition contingencies or other events and circumstances could result in purchase price adjustments, please discuss these arrangements in the filing, along with the related terms.

Notes to the Unaudited Pro Forma Statements of Income, page 33

24. You indicate that the preliminary allocation of the Morgan purchase price is based on an independent third-party valuation analysis. Please include the name of the advisor and a currently dated consent from the advisor in your registration statement in accordance with Rule 436(b) of Regulation C or delete this reference to the financial advisor.

25. Please reconcile in a footnote the historical weighted average common shares outstanding to the pro forma weighted average common shares outstanding. The denominator used in computing pro forma earnings per share should include only those IPO shares whose proceeds are being used to repay debt, pay for a business acquisition, or pay a cash dividend to shareholders. IPO shares whose proceeds will be used for general corporate purposes should not be included in arriving at pro forma EPS. Your reconciliation and accompanying disclosure should make this transparent to readers and discuss the number of IPO shares included in and excluded from the pro forma EPS computations. You should also disclose by type of security the number of common stock equivalents not included in diluted EPS because the impact was anti-dilutive.

Unaudited Pro Forma Balance Sheet, page 34

26. Please also disclose the number of common shares of authorized, issued and outstanding on a pro forma as adjusted basis.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 37

27. Please provide a sense of how much of your recent growth is due to acquisitions versus that attributed to internal growth.

Operating Margin, page 40

28. Please disclose which indirect costs caused operating margins to decline in the fiscal year ended March 31, 2005 versus 2004.

Comparison of Results of Operations for the Nine Months Ended
December 31, 2004 and 2005, page 44

Depreciation and Amortization, page 45

29. You indicate that the increase in depreciation and amortization was due to the increased amortization of restricted stock grants during the period. Please tell us how you determined that the amortization of restricted stock grants should be included in depreciation and amortization, rather than selling, general and administrative expenses. Please make any necessary revisions.

Comparison of Results of Operations for the Fiscal Years Ended
March
31, 2004 and 2005, page 45

30. Please elaborate on your statement that selling, general and administrative expenses as a percentage of revenues decreased from 4.4% for fiscal 2004 to 3.7% for fiscal 2005 due to economies of scale and cost savings resulting from the acquisition of FSC.
What
were these economies of scale and savings? Please do the same for the decrease in fiscal 2004 versus 2003.

Liquidity and Capital Resources, page 47

Contractual Obligations and Other Commitments, page 50

31. Please revise your table of contractual cash obligations to include the following:
* Estimated interest payments on your debt; and
* Estimated payments under your swap contracts, if applicable. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.




Business
Company Overview, page 52

32. Briefly describe the services Morgan Research Corporation provides.

33. Please disclose your "win rate" for contracts on which you were not the incumbent. Also, disclose the percentage of revenues derived from incumbent and non-incumbent relationships.

Our Market Opportunity, page 53

34. Please clarify that the budgetary increases you cite will not necessarily result in a corresponding increase in the purchase of your products and services.

Our Services, page 57

35. Please briefly explain what you mean by "CMM level III proficiency" and the significance of this designation.

Strategic Acquisitions, page 62

36. Other than your acquisition of Morgan which is discussed in the
MD&A section, please disclose the cost of each of the acquisitions discussed in this section.

Competition, page 67

37. To the extent possible, disclose the number of major competitors in each of your five service areas and your competitive position.
Please refer to Item 101(c)(1)(x) of Regulation S-K.

Employees, page 68

38. Please tell us the names of the eight foreign countries where you have employees.

Intellectual Property, page 68

39. Please disclose the duration of your patents.  Please refer to
Item 101(c)(1)(iv) of Regulation S-K.

40. Please revise to disclose how you endeavor to protect your trade secrets.

Legal Proceedings, page 68

41. Please also confirm to us that there are no material legal proceedings pending. Refer to Item 103 of Regulation S-K.

Certain Relationships and Related Transactions, page 86

42. Please clarify whether the agreement with Premise, Inc. is still in effect. If so, please file this contract, as it appears to be a material agreement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

43. Please disclose whether you have procedures for reviewing and pre-approving any transactions with your directors and executive officers.

44. Please state whether you believe each transaction discussed in this section is on terms at least as favorable to your company as you would expect to negotiate with unrelated third parties.

Principal and Selling Stockholders, page 87

45. Please disclose how each of your selling stockholders acquired their shares.

Description of Indebtedness, page 93

46. Please remove the statement in the first sentence of the first paragraph that the summary is "qualified in its entirety by reference," as it is inconsistent with Rule 411 of Regulation C.

Underwriting, page 100

47. Please disclose the circumstances under which Citigroup would consent to release the lock-ups.

48. Revise the disclosure in the first sentence of the first full paragraph on page 102 to identify all material factors considered in determining the offering price and to eliminate the suggestion that you have only included some of the factors.

Where You Can Find More Information, page 104

49. Please revise to delete the fourth sentence. This statement suggests that you may not have outlined the material provisions of your material contracts or other material documents filed as exhibits to your registration statement. Please revise accordingly.

Financial Statements

General

50. You indicate that a stock split will occur in conjunction with this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness.
The
signed, dated, and unrestricted auditor`s report should be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-
X.

51. Please disclose your general segment information in accordance with paragraph 26 of SFAS 131. Please also provide enterprise-wide disclosures in accordance with paragraphs 36 through 38 of SFAS
131.

52. You indicate on page F-9 that you operate in five service areas:
systems engineering, enterprise integration, operational logistics, business process outsourcing and advanced engineering and technology.
Please tell us what you consider to be your operating segments for purposes of paragraph 10 of SFAS 131 and explain to us how you reached this conclusion. If your operating segments are not these five service areas or a lower level within your business, please also explain why not. After you identify for us your operating segments, please explain to us how you determined that each of your operating segments met the criteria in paragraph 17 of SFAS 131 for aggregation into one reportable segment.

Statements of Cash Flows, page F-7

53. Please present changes in billed and unbilled accounts receivable separately in your operating activities section.

54. Please present borrowings and repayments on your long-term note on a gross, rather than net basis. See paragraph 11 of SFAS 95.

Note 1 - Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-9

55. Please disclose your accounting policy for unapproved change orders and claims on your percentage of completion contracts, including whether or not you assume a profit component.

56. Please disclose your accounting policy related to pre-contract costs. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment.

Derivative Instruments and Hedging Activities, page F-13

57. You disclose items that constitute components of other comprehensive income (loss) under this heading. Please present a line item for accumulated other comprehensive income on the face of your balance sheet and a column for other comprehensive income in your statements of changes in stockholders` equity. Please also present comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements that constitute a full set of financial statements as required by paragraph 22 of SFAS 130.

Note 6 - Debt, page F-17

58. Please disclose the related terms and due dates for each of your loans under this Note 6 and the new loans discussed under Note 14. See Rule 5-02.22 of Regulation S-X.

Note 9 - Employee Stock Ownership Plan, page F-21

59. You indicate that Stanley determines the fair value of its stock utilizing various methods, including obtaining an independent third-party valuation specialist. Please include the name of the advisor and a currently dated consent from the advisor in your registration statement in accordance with Rule 436(b) of Regulation C or delete this reference to the financial advisor.

Note 11 - Stockholders` Equity, page F-22

Deferred Compensation and Stock Options, page F-22

60. You indicate that your Executive Deferred Compensation and
Equity
Incentive Plan allows for cash awards.  Please disclose whether any
cash awards have been awarded for the periods presented.   If you
have awarded cash awards, please disclose and tell us how you have accounted for these awards in your financial statements. Please cite the accounting literature used to support your conclusion, if applicable.

Note 12 - Commitments and Contingencies, page F-24

Operating Leases, page F-24
61. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Contract Cost Audits, page F-25

62. You state that adjustments resulting from audits of all subsequent years are not expected to have a material effect on your financial position or results of operations. Please revise your disclosure to clarify whether you believe that adjustments resulting from audits will have a material effect on your cash flows as well.

Morgan Research Corporation Financial Statements, page F-28

63. Please make corresponding changes in Morgan Research`s financial statements to address the comments written on Stanley`s financial statements, as appropriate.

Part II
Item 13. Other Expenses of Issuance and Distribution, page II-1

64. We note that you maintain officer and director insurance. Please include as a separate item any premium paid on any policy obtained in connection with the offering and sale of the securities being registered which insures or indemnifies directors or officers against any liabilities they may incur in connection with the registration, offering, or sale of such securities. Please refer to the instruction to Item 511 of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-2

65. Please disclose the information required by Item 701(c) of Regulation S-K with respect to the 773 shares of stock issued to four members of your board in fiscal 2006.

Item 17. Undertakings, page II-5

66. Please provide the undertaking in Item 512(i)(2) of Regulation
S-
K.

Closing Comments

      We note your statement that you will file a prospectus supplement to set forth the names of any underwriters, dealers, or agents and their arrangements with the selling shareholders. However, to the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances as well.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ernest Greene at (202) 551-3733 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or Lesli Sheppard at (202) 551-3708 with any other questions.

      Sincerely,


								Pamela A. Long
								Assistant Director

CC:	Stephen L. Burns, Esq.
	(212) 474-3700
Philip O. Nolan
Stanley, Inc.
Page 1 of 12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE